ADITYA BIRLA GROUP

08004223

RECEIVED
2008 AUG 11 A 10:21

AM:PVK:1373:2008

Date: 2nd August, 2008

Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route d'Esch
L-2953 LUXEMBOURG
TEL. NO. 00 352 4590 3591/2011
Fax No. 00 352 4590 4227/2010

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is to inform you that the Audit Committee of our wholly owned Subsidiary Novelis Inc, Canada at its Meeting held on 1st August, 2008 has concluded that Novelis's previously issued financial statements for the period ended 31st March 2008 are required to be restated for a non-cash error of approximately USD 45 Million.

A copy of the release filed by Novelis is enclosed.

PROCESSED
AUG 13 2008
THOMSON REUTERS

Thanking you,

Yours faithfully,

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
ASST. VICE - PRESIDENT &
COMPANY SECRETARY

NOVELIS INC.

FORM 8-K
(Current report filing)

Filed 08/01/08 for the Period Ending 08/01/08

Address	3399 PEACHTREE ROAD NE, SUITE 1500
	ATLANTA, GA 30326
Telephone	404-814-4210
CIK	0001304280
SIC Code	3350 - Rolling, Drawing, And Extruding Of Nonferrous
Industry	Misc. Fabricated Products
Sector	Basic Materials
Fiscal Year	03/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 1, 2008 (August 1, 2008)

NOVELIS INC.

(Exact name of registrant as specified in its charter)

Canada	001-32312	98-0442987
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3399 Peachtree Road NE, Suite 1500, Atlanta, GA	30326
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (404) 814-4200

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

We have identified non-cash errors arising under U.S. generally accepted accounting principles ("GAAP") largely related to accounting for our acquisition by Hindalco Industries Limited and a subsequent tax rate reduction. As a result of our identification of these errors, on August 1, 2008, our Audit Committee, based upon management's recommendation, concluded that our previously issued financial statements for our fiscal year ended March 31, 2008 (as included in our Annual Report on Form 10-K for the year ended March 31, 2008), and our unaudited condensed consolidated financial statements for the three months ended June 30, 2007, the three and six months ended September 30, 2007, and the three and nine months ended December 31, 2007 (as included in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007), should no longer be relied upon.

By way of background, we have a 50% ownership interest in a joint venture ("Alunorf") that owns a rolling facility in Germany. Consistent with purchase accounting guidelines under GAAP, we performed a valuation study following our acquisition by Hindalco in May 2007. As part of the valuation study, we established a fair value of approximately $875 million for our Alunorf investment, as compared to our historical cost basis of approximately $100 million. Based on this increased valuation, we recorded a step up in asset basis for this investment and established a deferred tax liability based on the statutory tax rate in Germany as of the closing date of the Hindalco acquisition (i.e., May 15, 2007).

We have determined that we should not have recorded a deferred tax liability associated with the step up in basis related to non-amortizable assets (primarily goodwill). As a result of this error, we determined that we also overstated the tax benefit associated with a subsequent reduction of the German statutory tax rate. We expect to correct these errors by (i) adjusting the opening deferred tax amount and (ii) reducing the income tax benefit that we recognized in the second and third quarters of fiscal year 2008. In addition, we will record several other out-of-period adjustments that we have identified, none of which are material individually or in the aggregate.

We estimate that the net effect of these non-cash errors was to overstate by approximately $45 million our consolidated net income for the fiscal year ended March 31, 2008. Because the errors relate to non-cash items, correction of the errors does not affect cash or our liquidity position.

We are currently reassessing our evaluation of the effectiveness of our internal control over financial reporting at March 31, 2008, and may determine that certain of the control deficiencies related to these errors rise to the level of significant deficiencies and/or material weaknesses. We intend to restate the audited financial statements set forth in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, which will include corrections to the unaudited quarterly financial data for fiscal year 2008 in the unaudited "Quarterly Results" note. We do not intend to amend our Quarterly Reports on Form 10-Q for the periods ending June 30, 2007, September 30, 2007, and December 31, 2007. We expect to file with the Commission an amendment to our Annual Report on Form 10-K for our fiscal year ended March 31, 2008, that

includes the restated financial statements on or *prior* to the filing deadline for our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Our management and Audit Committee have discussed the foregoing matters with our independent registered public accounting firm, PricewaterhouseCoopers LLP.

The statements in this Form 8-K regarding the expected impact of the restatement and the expected timing of our filings constitute forward-looking statements that are based on our current beliefs and expectations. The final amount and detailed presentation of the restatement will be included in our upcoming filings with the Commission after we have completed the restatement. There can be no assurance that the estimates included in this report will not change, perhaps materially, before we file the restated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELIS INC.

Date: August 1, 2008

By: /s/ Leslie J. Parrette, Jr.
Leslie J. Parrette, Jr.
Secretary

END